UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42907

Charming Medical Limited

(Translation of registrant’s name into English)

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 5, 2026, Charming Medical Limited issued a press release titled “Charming Medical Limited Announces Receipt of Nasdaq Delisting Determination Notice.” The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated November 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026	Charming Medical Limited

	By:	/s/ Kit Wong
	Name:	Kit Wong
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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